August 24, 2007

Donald Walker, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Via EDGAR upload

Re:	Univest Corp of Pennsylvania
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 8, 2007
File No. 000-07617

Dear Mr. Walker:

Thank you for your most recent review and comment letter, dated August 16, 2007, on our Form 10-K for the year ended December 31, 2006. We have reviewed your comments; each is specifically addressed below in response to your numbered comments as presented in your letter. Registrant recognizes the importance of gaining clear explanation of changes for all aspects of Form 10-K reporting. As a result of the detailed clarification herein presented, be assured that these areas will be addressed in a clear and concise manner similar in presentation to these responses for all future Form 10-K reporting.

Form 10-K for the Fiscal Year ended December 31, 2006

Management’s Discussion and Analysis

Table 10 - Allocated, Other Loan Loss Reserves, page 30

SEC Comment 1:
We note the total nonperforming loans increased from 0.31% to 0.68% as of December 31, 2005 and 2006, respectively, while the allowance for loan losses to total loans decreased from 1.07% to 0.98% at December 31, 2005 and 2006, respectively. Please tell us and add disclosure to future filings to explain why the allowance for loan losses to total loans decreased when the nonperforming loans as a percentage of total loans increased significantly. Please quantify and explain:

●	how changes in loan concentrations, quality, and terms that occurred during the period are reflected in the allowance,
●	how changes in estimation methods and assumptions affected the allowance, if applicable,
●	why reallocations of the allowance among different parts of the portfolio or different elements of the allowance occurred,
●	how actual changes and expected trends in nonperforming loans affected the allowance.

Univest Plaza • 14 N. Main Street • P.O. Box 64197 • Souderton, Pennsylvania 18964-0197 • (215) 721-2400
www.univest-corp.com

Donald Walker, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
August 24, 2007

Response:
Nonperforming loans increased from 0.31% to 0.68% as of December 31, 2005 and 2006, respectively, while the allowance for loan losses to total loans decreased from 1.07% to 0.98% at December 31, 2005 and 2006, respectively. Management closely monitors the credit worthiness and the value of underlying collateral as a commercial credit becomes past-due; these factors along with historical and economic trends, and management’s assumptions, are taken into consideration in providing for the allowance for loan losses. When the loan becomes impaired and is placed on non-accrual, a specific allowance is created for the impaired loan. At December 31, 2005 the specific allowance on impaired loans was $1.1 million, or 33.0% of the balance of impaired loans of $3.3 million. At December 31, 2006 the specific allowance on impaired loans was $1.6 million, or 18.7% of the impaired loan balance of $8.4 million. The underlying value of the collateral and the borrowers’ individual abilities to pay-down the principal balance on these loans resulted in an overall decrease in the required reserve for impaired loans during 2006.

●
In determining the allowance for loan loss, management segregates its loan portfolio into the major categories as presented in Table 7 on Page 27 of its 2006 Form 10-K. There are no significant loan concentrations other than those presented in Table 7. These major categories are analyzed further based on similar risk and collateral characteristics. Impaired loans are segregated from these categories and reviewed separately.

●
Management updates it’s historical, qualitative and analytical factors on a quarterly basis. Non-performance trends are measured by the actual experience during the previous eight quarter-ends. The eight-quarter weighted-average delinquency trend of the commercial real estate portfolio improved from 1.59% at December 31, 2005 to 1.19% at December 31, 2006. The eight-quarter weighted-average non-accrual trend of the commercial real estate portfolio improved from 1.36% at December 31, 2005 to 0.74% at December 31, 2006. The overall risk factor on the “non-criticized” commercial real estate portfolio was favorably reduced by 25 basis points resulting in a $1.1 million reduction in reserve allocated to this portfolio, primarily due to these improved non-performance trends. There were no other significant changes in estimation methods and assumptions affecting the allowance in 2006 for any other loan portfolios.

●	Reallocations of the allowance among different parts of the portfolio were primarily related to growth or decline in the outstanding balances within the portfolios.

●
Management closely monitors actual changes and expected trends in nonperforming loans within the major loan categories. Actual historical nonperformance trends over an eight-quarter period, including delinquencies and non-accruals, are used to measure expected or anticipated performance; these significant factors, along with other quantitative, qualitative and analytical factors (that may change in level of importance quarter over quarter), are used in determining the necessary allowance for the major loan categories.

Donald Walker, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
August 24, 2007

SEC Comment 2:
You state that the $1.1 million real estate pool reserve “was attributed to a favorable reduction in the reserve factor for acceptable credit risks for the pool of loans” and was offset by $172 thousand of increased reserves for commercial and homogenous loan pools. With a view towards enhanced disclosure, please explain to us and provide further disclosure in future filings to discuss the underlying reasons for your adjustment to the allowance for loan losses. Please discuss any economic, environmental or other conditions that impacted the allowance.

Response:
Non-performance trends are measured by the actual experience during the previous eight quarter-ends. The eight-quarter weighted-average delinquency trend of the commercial real estate portfolio improved from 1.59% at December 31, 2005 to 1.19% at December 31, 2006. The eight-quarter weighted-average non-accrual trend of the commercial real estate portfolio improved from 1.36% at December 31, 2005 to 0.74% at December 31, 2006. Based on these improved non-performance trends, the overall risk factor on the “non-criticized” commercial real estate portfolio was favorably reduced by 25 basis points resulting in a $1.1 million reduction in reserve allocated to this portfolio. An enhanced credit culture resulting in the resolution of prior credit problems improved the non-performance trends which are measured by delinquencies and non-accruals within the commercial real estate loan portfolio. There were no other significant changes in estimation methods and assumptions affecting the allowance in 2006 for any other loan portfolios.

In connection with responding to your comments, I, Wallace H. Bieler, Senior Executive Vice President, Chief Operation Officer and Chief Financial Officer of Univest Corp of Pennsylvania, (the “Registrant”), acknowledge the following:

●	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not preclude the Commission from taking any action with respect to the filing; and
●	the Registrant many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please feel free to contact me at 215-721-2463.

Sincerely,

Wallace H. Bieler
Senior Executive Vice President,
Chief Operation Officer and
Chief Financial Officer